Exhibit 99.1

Fitell Corporation Completes Initial $10 million Solana (SOL) Purchase Following the First Closing under $100M Financing Facility

Taren Point, Australia – September 24, 2025 – Fitell Corporation (NASDAQ: FTEL) (“FTEL” or the “Company”), today announced its initial acquisition of 46,144 Solana (SOL) for approximately $10 million, marking the first strategic purchase under the Company’s previously announced Solana treasury initiative.

“This initial $10 million purchase, in one day following our $100 million financing announcement, manifests FTEL’s execution and commitment to our newly launched Solana treasury strategy” said Sam Lu, Chief Executive Officer of FTEL. “With committed institutional support, we look forward to expanding our SOL position, in addition to growing staking revenue, and drive long-term value for shareholders.”

The SOL purchase follows the first closing under the Company’s $100 million facility. FTEL intends to make additional SOL purchases using a significant portion of net proceeds from the first closing. Under the terms of the facility, at least 70% of the net proceeds from each subsequent closing will be allocated to cryptocurrency acquisitions for the Company’s treasury reserve, with the remainder to be used for broader crypto operations, on-chain initiatives, and working capital.

FTEL will provide periodic updates as it expands its treasury reserve.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Chief Financial Officer

Edwin Tam

edwin@gymdirect.com.au

Investor Relations

ir@fitellcorp.com